Exhibit 21.1

List of Subsidiaries of Northann Corp.

The following is a list of subsidiaries (both direct and indirect) of Northann Corp.

Subsidiary	Jurisdiction

Northann Building Solutions LLC	Delaware

Northann (Changzhou) Construction Products Co., Ltd.	People’s Republic of China

Northann Distribution Center Inc	California

Dotfloor, Inc.	California

Benchwich Construction Products Co., Limited	Hong Kong

Crazy Industry (Chengzhou) Industry Technology Co., Ltd.	People’s Republic of China

Changzhou Ringold International Trading Co., Ltd.	People’s Republic of China

Changzhou Marco Merit International Trading Co., Ltd. *	People’s Republic of China

* The Company beneficially owns 51% of Changzhou Marco Merit International Trading Co., Ltd.